                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.

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                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share

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                         (Title of Class of Securities)

                                   097189-10-4

                  ---------------------------------------------
                                 (CUSIP Number)

                                 Curtis Schenker
                        Scoggin Capital Management, L.P.
                               660 Madison Avenue
                               New York, NY 10021
                                 (212) 355-7480

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 26, 1997

             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 097189-10-4                                         PAGE 2 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person

                                            Scoggin Capital Management, L.P.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization

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                              7     Sole Voting Power                 372,100

    Number of                 --------------------------------------------------
    Shares                    8     Shared Voting Power               0
    Beneficially
    Owned by                  --------------------------------------------------
    Each                      9     Sole Dispositive Power            372,100
    Reporting
    Person With               --------------------------------------------------
                              10  Shared Dispositive Power            0

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11  Aggregate Amount Beneficially Owned by Each Reporting Person      372,100

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)        15.0%

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14  Type of Reporting Person*     PN

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

                                  SCHEDULE 13D


CUSIP No. 097189-10-4                                         PAGE 3 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person
                                            Scoggin International Fund, Ltd.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization     Commonwealth of the Bahamas

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                              7     Sole Voting Power                 139,538

    Number of                 --------------------------------------------------
    Shares                    8     Shared Voting Power               0
    Beneficially
    Owned by                  --------------------------------------------------
    Each                      9     Sole Dispositive Power            139,538
    Reporting
    Person With               --------------------------------------------------
                              10  Shared Dispositive Power            0

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11  Aggregate Amount Beneficially Owned by Each Reporting Person      139,538

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)         6.2%

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14  Type of Reporting Person*     CO

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


                                  SCHEDULE 13D


CUSIP No. 097189-10-4                                         PAGE 4 OF 11 PAGES

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person
                                                Carolyn Partners, L.P.
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2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]

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3   SEC Use Only

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4   Source of Funds*       WC

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

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6   Citizenship or Place of Organization       Delaware

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                              7     Sole Voting Power                 46,513

    Number of                 --------------------------------------------------
    Shares                    8     Shared Voting Power               0
    Beneficially
    Owned by                  --------------------------------------------------
    Each                      9     Sole Dispositive Power            46,513
    Reporting
    Person With               --------------------------------------------------
                              10  Shared Dispositive Power            0

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11  Aggregate Amount Beneficially Owned by Each Reporting Person      46,513

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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

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13  Percent of Class Represented by Amount in Row (11)         2.2%

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14  Type of Reporting Person*     PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 097189-10-4                                               PAGE 5 OF 11



ITEM 1.  SECURITY AND ISSUER

         Securities Acquired:    Series A Convertible Preferred Stock, $0.001
                                 par value per share ("Preferred Stock")

         Issuer:  Bogen Communications International, Inc.

         Principal Executive Offices:       50 Spring Street
                                            Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND

      (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

      (i) Scoggin Capital Management, L.P. ("Scoggin Capital"), a Delaware limited partnership.

      (ii) Carolyn Partners, L.P. ("Carolyn Partners"), a Delaware limited partnership.

      (iii) Scoggin International Fund, Ltd. ("Scoggin International"), a corporation of The Commonwealth of The Bahamas.

      (b), (c) and (f) Each of the Reporting Persons has a business address of 600 Madison Avenue, New York, New York 10021.

      Each of Scoggin Capital and Carolyn Partners is a privately owned investment limited partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

      The general partner of Scoggin Capital is S&E Partners, L.P. ("S&E Partners"), a limited partnership organized under the laws of Delaware. Scoggin, Inc., a corporation organized under the laws of Delaware, is the sole general partner of S&E Partners. Craig Effron and Curtis Schenker are President and Treasurer of Scoggin, Inc., respectively, and each is a Director. Messrs. Effron and Schenker each own 50% of the capital stock of Scoggin, Inc. S&E Partners is engaged in the business engaged in by Scoggin Capital.

      The sole general partner of Carolyn Partners is Curtis Schenker.

      Scoggin International is a Bahamian corporation. Scoggin, Inc. is the investment advisor of Scoggin International. Scoggin International is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

      (d) No events have occurred which would be required to be reported under the provisions of this Item.

      (e) No events have occurred which would be required to be reported under the provisions of this Item.


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CUSIP NO. 097189-10-4                                               PAGE 6 OF 11



ITEM 3.  SOURCE AND AMOUNT OF FUNDS

      The source of the funds used by Scoggin Capital to purchase Preferred Stock was working capital. The approximate aggregate amount of funds used to purchase such securities was $2,600,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

      The source of funds used by Carolyn Partners to purchase Preferred Stock on behalf was working capital. The approximate aggregate amount of funds used to purchase such securities was $250,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.

      The source of funds used by Scoggin International to purchase Preferred Stock was working capital. The approximate aggregate amount of funds used to purchase such securities was $750,000. All such securities were acquired directly from the Issuer in a privately negotiated transaction.


ITEM 4.  PURPOSE OF THE TRANSACTION

      The purpose of the transaction for each of the Reporting Persons is for investment. Each Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. Each of the Reporting Persons, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item 6 hereto.

      Other than as described in Item 6 hereto, none of the Reporting Persons has made any proposals to the Company which relates to, or could result in, any of the matters referenced in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions with respect to the Issuer, and may change their intentions as stated above. The Reporting Persons may separately or together communicate with management and other shareholders of the Company with respect to their investment in or interest in the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Preferred Stock of the Issuer as of the date hereof is as follows:

      (i) Scoggin Capital is the direct beneficial owner of 20,000 shares of Preferred Stock which presently are convertible into 372,100 shares which would represent 15.0% of the Common Stock of the Issuer.

      (ii) Carolyn Partners is the direct beneficial owner of 2,500 shares of Preferred Stock which presently are convertible into 46,513 shares which would represent 2.2% of the Common Stock of the Issuer.



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CUSIP NO. 097189-10-4                                               PAGE 7 OF 11



      (iii) Scoggin International is the direct beneficial owner of 7,500 shares of Preferred Stock which presently are convertible into 139,538 shares which would represent 6.2% of the Common Stock of the Issuer.

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,103,126 shares of Common Stock reported outstanding by the Issuer prior to the conversion of any Preferred Stock and reflects the Issuer's repurchase of 3,701,919 shares of Common Stock from Geotek Communications Inc. on November 26, 1997 and the sale of 46,295 shares of Common Stock on such date.

      (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Scoggin Capital are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

      DATE            NO. OF SHARES           PRICE PER SHARE         TOTAL
      ----            -------------           ---------------         -----

    11/26/97             20,000*                  $5.375           $2,000,000

*The foregoing 26,000 shares of Preferred Stock presently are convertible into 372,100 shares of the Issuer's Common Stock, $.001 par value per share.

         Transactions in the class of Securities reported on herein effected within the last sixty (60) days by Carolyn Partners are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

      DATE            NO. OF SHARES           PRICE PER SHARE         TOTAL
      ----            -------------           ---------------         -----

    11/26/97              2,500*                  $5.375            $250,000

*The foregoing 2,500 shares of Preferred Stock presently are convertible into 46,513 shares of the Issuer's Common Stock, $.001 par value per share.

         Transactions in the class of Securities reported herein effected within the last sixty (60) days by Scoggin International are as follows. All such transactions comprise privately negotiated purchases of Preferred Stock directly from the Issuer unless otherwise indicated.

      DATE            NO. OF SHARES           PRICE PER SHARE         TOTAL
      ----            -------------           ---------------         -----

    11/26/97              7,500*                  $5.375           $2,750,000

*The foregoing 7,500 shares of Preferred Stock presently are convertible into 139,538 shares of the Issuer's Common Stock, $.001 par value per share.

      (d) Not Applicable.




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CUSIP NO. 097189-10-4                                               PAGE 8 OF 11


         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each of the Reporting Persons together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated November 26, 1997 (the "Agreement"). Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including each of the Reporting Persons) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of $20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares which would represent an aggregate of 63.9% of the Issuer's Common Stock after conversion. The Agreement also provided for the resignation of certain of the Issuer's former members of its Board of Directors and for the election of Jeffrey Schwarz, Daniel Schwartz, Jon Guss and Michael Fleischer to the Issuer's Board of Directors and to certain committees of the Board of Directors. Other than their common actions and agreements with the Company, as set forth in the Agreement entered into by each of the Investors, the Reporting Persons have no other agreements or understandings with respect to the purchase or sale of Preferred Stock or Common Stock, and the Reporting Persons disclaim the existence of a group for any purpose.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing.

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CUSIP NO. 097189-10-4                                               PAGE 9 OF 11


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                               Scoggin Capital Management, L.P.
                               By: S&E Partners, L.P., its General Partner
                               By: Scoggin, Inc., its General Partner



                               By: /s/ Curtis Schenker
                                   ---------------------------------------------
                                    Curtis Schenker, its Chief Executive Officer




Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                              PAGE 10 OF 11


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                      Carolyn Partners, L.P.


                                      By: /s/ Curtis Schenker
                                          ------------------------------------
                                          Curtis Schenker, its General Partner




Dated as of: December 5, 1997

CUSIP NO. 097189-10-4                                              PAGE 11 OF 11


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                Scoggin International Fund, Ltd.
                                By: Scoggin, Inc., Its Investment Advisor


                                By: /s/ Curtis Schenker
                                    --------------------------------------------
                                    Curtis Schenker, its Chief Executive Officer

Dated as of: December 5, 1997

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                   PREFERRED STOCK, $0.001 PAR VALUE PER SHARE


      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 5th day of December, 1997.


                                Scoggin Capital Management, L.P.
                                By: S&E Partners, L.P., its General Partner
                                By: Scoggin, Inc., its General Partner

                                By: /s/ Curtis Schenker
                                    --------------------------------------------
                                    Curtis Schenker, its Chief Executive Officer


                                CAROLYN PARTNERS, L.P.


                                By: /s/ Curtis Schenker
                                    --------------------------------------------
                                    Curtis Schenker, its General Partner




                                SCOGGIN INTERNATIONAL FUND, LTD.
                                By: Scoggin, Inc., its Investment Advisor


                                By: /s/ Curtis Schenker
                                    --------------------------------------------
                                    Curtis Schenker, its Chief Executive Officer